File № 82-4257

VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«15» June 2004
№ 1101/3773

04035326

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
2004 JUN 30 A 8:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Data that can affect materially the value of the issuer's securities

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

dlw 7/13

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Data that can affect materially the value of the issuer's securities

«Data related to alterations in the composition of the issuer's shareholders having in their possession not less than 5% of the issuer's ordinary shares».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.
3. Identification tax number: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
6. Full corporate name of the commercial institution – the issuer's shareholder: Closed joint-stock company «NOMARIS».
7. Percentage of the issuer's ordinary shares being in possession of the above institution before alteration: 13.54%.
8. Portion of the issuer's ordinary shares being in possession of the above institution after alteration: 0.00%.
9. Date when the issuer learned about the alteration in the portion of the issuer's ordinary shares being in possession of the above institution: 01.06.2004.

Deputy Chairman of
Bank Voarozhdeniye (OAO) (*signature*) A.V.Dologopolov
June 1st 2004

(stamp)

Data that can affect materially the value of the issuer's securities

«Data related to alterations in the composition of the issuer's shareholders having in their possession not less than 5% of the issuer's ordinary shares».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.
3. Identification tax number: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
6. Full name of the issuer's shareholder: Dmitriy Ljvovich Orlov.
7. Percentage of the issuer's ordinary shares being in possession of the above person before alteration: 27.16%.
8. Percentage of the issuer's ordinary shares being in possession of the above person after alteration: 37.79%.
9. Date when the issuer learned about the alteration in the portion of the issuer's ordinary shares being in possession of the above person: 01.06.2004.

Deputy Chairman of
Bank Voarozhdeniye (OAO) *(signature)* A.V.Dologopolov
June 1st 2004

(stamp)

Data that can affect materially the value of the issuer's securities.

«Alterations in participation share of the members of the issuer's Supervisory Council, members of the issuer's collegial executive body and of the person holding a position (or performing functions) of the issuer's sole executive body (including general manager) in the issuer's share capital, as well as that in the share capital of the issuer's subsidiaries and related companies. Alterations in percentage of the issuer's (and their subsidiaries' or related companies') ordinary shares in possession of the above persons».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.
3. Identification tax number: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
6. Full name of the person: Dmitriy Ljvovich Orlov, Chairman of the Board.
7. Full corporate name and location of the institution in the share capital of which the portion of the above person has changed: Open Joint-stock company Bank «Vozrozhdeniye», Luchnikov lane, 7/4 –1, Moscow GSP-9, 10199, Russia.
8. The portion of the above person in the issuer's share capital before alteration: 23.909%, percentage of the ordinary shares: 27.16%.
9. The portion of the above person in the issuer's share capital after alteration: 32.824%, percentage of the ordinary shares: 37.79%.
10. Date when the issuer learned about the alteration in the portion of the above person in the issuer's share capital: 01.06.2004.

Deputy Chairman of
Bank Voarozhdeniye (OAO) *(signature)* A.V.Dologopolov
June 1st 2004

(stamp)

Data that can affect materially the value of the issuer's securities.

«Alterations in participation share of the members of the issuer's Supervisory Council, members of the issuer's collegial executive body and of the person holding a position (or performing functions) of the issuer's sole executive body (including general manager) in the issuer's share capital, as well as that in the share capital of the issuer's subsidiaries and related companies. Alterations in percentage of the issuer's (and their subsidiaries' or related companies') ordinary shares in possession of the above persons».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.
3. Identification tax number: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
6. Full name of the person: Nikolay Dmitrievich Orlov, Deputy Chairman of the Board.
7. Full corporate name and location of the institution in the share capital of which the portion of the above person has changed: Open Joint-stock company Bank «Vozrozhdeniye», Luchnikov lane, 7/4 –1, Moscow GSP-9, 10199, Russia.
8. The portion of the above person in the issuer's share capital before alteration: 0.000%, percentage of the ordinary shares: 0.000%.
9. The portion of the above person in the issuer's share capital after alteration: 2.436%, percentage of the ordinary shares: 2.91%.
10. Date when the issuer learned about the alteration in the portion of the above person in the issuer's share capital: 01.06.2004.

Deputy Chairman of
Bank Voarozhdeniye (OAO) *(signature)* A.V.Dologopolov
June 1st 2004

(stamp)